ALFRED AYENSU-GHARTEY

Vice President and

Associate General Counsel

(212) 314-2777

alfred.ayensu-ghartey@equitable.com

April 17, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Request for Withdrawal of Registration Statements

Equitable Financial Life Insurance Company of America

Form N-4 Registration Statement

EQUI-VEST (Series 902)

Variable Account AA

File Nos. 333-266909 and 811-23817

CIK #0001932768

Commissioners:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Equitable Financial Life Insurance Company of America (the “Company”), and Variable Account AA (the “Registrant”), hereby respectfully request withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement and any amendments thereto, on Form N-4 (File No. 333-266909), (the “Registration Statement”), as listed below:

497J	5/2/2024
497VPI	4/29/2024
485BPOS	4/19/2024
497J	8/15/2023
497VPI	8/11/2023
485BPOS	8/11/2023
497J	5/25/2023
497VPI	4/27/2023
485BPOS	4/19/2023
497	2/8/2023
497VPI	12/22/2022
497	12/22/2022
EFFECT	12/21/2022
N-4/A	12/16/2022
N-4	8/16/2022

The purpose of this Registration Statement was to register a new product offered by the Registrant. However, it was determined that this product will not be offered. In making this request, the Registrant and the Company confirm that no securities have been or will be distributed, issued, or sold pursuant to the Registration Statement. Accordingly, the Company hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof or at the earliest practicable date hereafter.

Please note that this request for withdrawal is not meant to extend to the registration status of Variable Account AA, which is the funding vehicle for other variable annuity contracts.

Please contact the undersigned if there are any questions in connection with this matter.

Very truly yours,

/s/ Alfred Ayensu-Ghartey
Alfred Ayensu-Ghartey

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

8501 IBM Drive, Suite 150, Charlotte, NC 28262-4333